U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                     FORM 12B-25 NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER: 000-18601





                            CUSPID NUMBER: 893691105



         [x] Form 10-Q

                  For the Three Months Ended:  June 30, 2000



         Nothing in this form shall be construed to imply that the Commission has verified any information herein.

         If the notification relates to a portion of the filing checked above, Identify the Item (s) to which the notification relates:

Part I - - Registrant Information

Transit Group, Inc.
2859 Paces Ferry Road, Suite 1740
Atlanta, GA 30339








Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if Appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject quarterly report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                                                        See Exhibit A

Part III--Narrative

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed period.

For the three months ended June 30, 2000 Form 10-Q could not be filed within the prescribed time limit because of the additional time required to collect data requested by our bank group in order to obtain a waiver of our debt covenants.

Part IV--Other Information

(1)Name  and   telephone   number  of  person  to  contact  in  regard  to  this
   notification.
  N. Mark DiLuzio             (770)              444-0240
  ---------------             -----              --------
      (name)               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X} Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A

                               Transit Group, Inc.

                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2000                       By:  /s/ Philip A. Belyew
      ---------------                            --------------------
                                                    Philip A. Belyew
                                                    President and
                                                    Chief Executive
                                                    Officer

                                    Exhibit A

Results of operations for the three months ended June 30, 2000 differed significantly from the same period in the prior year. In the current period, revenues increased from $75.2 million to $132.1 million primarily as a result of eight companies acquired in 1999.

Despite higher revenues in 2000 compared to 1999, the Company had a loss. A major component of the Company's cost structure is diesel fuel which has increased significantly compared to the same period a year ago. Additionally the Company continues to experience significant negative operating results at certain companies acquired in 1999. Further, in the current quarter we recorded an impairment loss of $2.2 million for equipment segregated from service. All of these factors resulted in a net loss for the three month period ended June 30, 2000 compared to net income of $4.2 million for the same period in the prior year.